Exhibit (a)(5)(xxxiii)

For Immediate Release

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE NOT SURPRISED BY DEPARTMENT OF JUSTICE SECOND REQUEST

REDWOOD SHORES, Calif., June 30, 2003 — (http://www.oracle.com/tellmemore/?1836672) Oracle Corporation (NASDAQ: ORCL) today received a second request for information regarding Oracle’s proposed acquisition of PeopleSoft from the Department of Justice. Oracle issued the following statement:

“As expected, Oracle today received a second request. We were not surprised given the size and scope of the transaction and the fact that PeopleSoft is also proposing its own transaction, which is undergoing regulatory review,” said Oracle spokesperson Jim Finn. “It is important not to confuse process with outcome. The Department of Justice received the case less than two weeks ago and it could not evaluate the highly fragmented enterprise software marketplace in such a brief time. We remain optimistic that the Department of Justice will conclude that this transaction is not anti-competitive, and that we will complete the transaction in a timely manner.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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